June 12, 2009

Lisa Haynes
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-4631

Dear Ms. Haynes:

Below, please find our responses to the comments outlined in Mr. Decker’s letter to the Company dated June 3, 2009. The responses follow the numbering system as shown in the above noted letter and include the original comment. The proposed revisions are underlined to assist in your review.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2008

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings.

Company Response:

Please refer to responses below.

Risk Factors, page 5

2.
Please revise your risk factors section so that each sub caption adequately describes the risks you are discussing. For example, the sub caption “operating history” does not adequately explain how your operating history is considered a risk. Please also revise your disclosures to more fully describe both the potential positive and negative implications of each risk factor. For example, you disclose on page 7 that you have not yet decided if and when to incur additional capital expenditures needed to meet the amended EPA Clean Air Act.  It is unclear which risk this discussion is intended to address and it is also unclear how a decision not to incur these additional expenditures could negatively impact your business.  Refer to Item 503(c) Regulation S-K.

Company Response:

Below, please find the proposed revision of the Risk Factors section of the June 30, 2008 10-K to reflect a better and expanded discussion of the risks of the business. The proposed revision does not include the “operating history” item noted in your comment because the Company does not believe it to be an appropriate disclosure item. We request that the change be reflected prospectively in the Company’s next filing (June 30, 2009 Form 10-K).

ITEM 1A. RISK FACTORS

Competition

Although the Company currently has limited competition in its core Sharps Disposal By Mail Systems® business, it is possible that other companies may enter into or expand into the business. Potential competitors could include large medical waste organizations (focusing on the large quantity versus small quantity medical waste market), solid waste companies or reverse distributors. These potential competitors could have greater levels of capital, broader infrastructure and significantly more personnel.

Dependence on Key Management Personnel

Sharps’ growth and development to date has been largely dependent on the active participation and leadership of its senior management team consisting of the Company’s Chairman and CEO, Executive VP & CFO, Sr. VP of Sales and Sr. VP of Operations. The Company believes that the continued success of the business is largely dependent upon the continued employment of the senior management team and has, therefore, (i) entered into individual employment agreements with key personnel and (ii) granted equity-based stock compensation to senior management members in order to provide incentive for their continued employment with the Company. The unplanned loss of one or more of the senior management team could disrupt the Company’s ability to execute its business plan.

Lack of Customer Volume Commitments

Although the Company does enter into exclusive contracts with the majority of its enterprise customers and including volume purchase incentives, these contracts do not have provisions for firm long-term volume commitments. In general, customer purchase orders may be canceled and order volume levels can be changed or delayed with limited or no penalties. Sharps cannot assure the replacement of canceled, delayed or reduced purchase orders which could significantly affect the financial performance of the Company.

Disposal Facility

The Company’s business utilizes an incinerator facility for the proper disposal of sharps and pharmaceutical waste. The Company’s owned treatment facility is located in Carthage, Texas (Panola County). Prior to the purchase of the facility in January 2008, the Company operated the treatment facility since 1999. The Company believes it operates and maintains the facility in compliance with all federal, state and local laws and/or any other regulatory agency involving solid waste disposal. The cost of such compliance for the year ended June 30, 2008 was $9,225. Although the Company entered into an agreement with a secondary burn facility to provide services in the event the incinerator is unavailable, any disruption in the availability of a disposal facility or increased governmental regulation could have an adverse impact on the Company. The Company can make no assurances that no such disruption or burdensome regulation will occur in the future.

The Company believes the facility is in compliance with all applicable federal, state, local and/or regulatory agency requirements, air pollution and TCEQ (“Texas Commission on Environmental Quality”) regulations. See Change in Government Regulation below which discusses the future requirement to install additional equipment to the Company’s incinerator (estimated at $1.4 million) and the Company’s plans to install autoclave technology which is not impacted by the change in Government regulations.

During fiscal 2008, the Company began the process of adding alternative autoclave technology for medical waste disposal with plans to be fully operational by December 31, 2008 depending upon the timing of the completion of required state permitting. Autoclaving is a process that treats regulated waste with steam at high temperature and pressure to kill pathogens. Combining the autoclaving with a shredding or grinder process allows the waste to be disposed in a landfill operation. The Company believes autoclaving is environmentally cleaner and a less costly method of treating medical waste than incineration. The autoclaving technology is planned to be used in addition to incineration and is estimated to cost approximately $400,000. The addition of the autoclave is not impacted by the amended EPA Clean Air Act.

Change in Governmental Regulation

Sharps is required to operate within guidelines established by federal, state, and/or local regulatory agencies. Such guidelines have been established to promote occupational safety and health standards and certain standards have been established in connection with the handling, transportation and disposal of certain types of medical and solid wastes, including mailed sharps. Sharps believes that it is currently in compliance in all material respects with all applicable laws and regulations governing its business. However, in the event additional guidelines are established to more specifically control the business of Sharps, including the environmental services subsidiary, additional expenditures may be required in order for Sharps to be in compliance with such changing regulations. Furthermore, any material relaxation of any existing regulatory requirements governing the transportation and disposal of medical sharps products could result in a reduced demand for Sharps’ products and services and could have a material adverse effect on Sharps’ revenues and financial condition. The scope and duration of existing and future regulations affecting the medical and solid waste disposal industry cannot be anticipated and are subject to change due to political and economic pressures.

In November 2005, the EPA amended the Clean Air Act which will affect the operations of the leased incineration facility located in Carthage, Texas. The regulation modifies the emission limits and monitoring procedures required to operate an incineration facility. The new rules will necessitate changes to the Company’s owned incinerator and pollution control equipment at the facility or require installation of an alternative treatment method to ensure compliance. Such change would require the Company to incur significant capital expenditures in order to meet the requirements of the regulations. The regulation allows a minimum period of three years and a maximum of five years to comply after the date the final rule was published. The Company has studied the amended EPA Clean Air Act and its options, and has decided in the interim to move forward with the process of adding alternative technology, autoclaving, for medical waste disposal with plans to be fully operational by December 31, 2008 at its current facility in Carthage, Texas. Autoclaving is a process that treats regulated waste with steam at high temperature and pressure to kill pathogens and is not impacted by the Clean Air Act noted above. Combining the autoclaving with a shredding or grinder process allows the waste to be disposed in a landfill operation. The Company believes autoclaving is environmentally cleaner and a less costly method of treating medical waste than incineration. The Company has not yet decided if and when it will incur the additional capital expenditures needed in order to meet the new regulations. The additional capital expenditures are estimated at approximately $1.4 million and would increase its permitted incineration capacity from eleven (11) tons per day to thirty (30) tons per day. Should the Company incur such additional capital expenditures, it would do so subsequent to the development and launching of a business plan designed to generate significant incremental and new revenue stream from third party medical waste services. See Disposal Facility section above for further information regarding the purchase of the Carthage, Texas facility and addition of autoclave technology.

Postal Work Interruptions

Sharps currently transports (from the patient or user to the Company’s treatment facility) the majority of its disposal products using the USPS, therefore, any long-term interruption in USPS delivery services would disrupt the disposal element of the Company’s business. Postal delivery interruptions are rare. Additionally, since USPS employees are federal employees, such employees may be prohibited from engaging in or continuing a postal work stoppage, although there can be no assurance that such work stoppage can be avoided. As noted above, the Company entered into an arrangement with UPS whereby UPS transports the Company’s Sharps Disposal by Mail System® products from the non-healthcare facility end user to the Company’s owned treatment facility. The Company began selling a UPS product to select customers in fiscal year 2007. Additionally, the Company is studying the feasibility of the use of a consolidator to transport the Sharps Disposal By Mail System® products from the patient or user to the Company’s treatment facility.

 Legal Proceedings, page 8

3.
Regardless of your beliefs as to the merit of Mr. Pierce’s claims against you, please revise your filing both here and on page F-15 to disclose whether you believe a loss in this case is remote, possible, or probable.  If it is reasonably possible that a loss may have been incurred, please disclose the estimated possible loss or range of loss or state that such an estimate cannot be made.  Refer to paragraph 10 of SFAS 5.

Company Response:

The Company believes that the possibility of a material loss is remote. This has been reflected below in the proposed revision of the Ronald E. Pierce Matter section under Legal Proceedings and the Financial Statement Notes. We request that the change be reflected prospectively in the Company’s next filing (June 30, 2009 Form 10-K).

ITEM 3. Legal Proceedings

Ronald E. Pierce Matter

On July 15, 2008, the Company received a demand for arbitration from Ronald E. Pierce related to a June 2004 issue summarized below:

On June 14, 2004, the Company provided Mr. Ronald E. Pierce, its then Chief Operating Officer (“Mr. Pierce”), with notice of non-renewal of his employment agreement.  As such, July 14, 2004 was Mr. Pierce’s last day of employment. The Company has advised Mr. Pierce that under the terms of the employment contract no further compensation (including services) was due.  The Company then received various letters from Mr. Pierce’s attorney advising that Mr. Pierce is taking the position that the non-renewal of the employment agreement was not timely and, therefore, Mr. Pierce was terminated without cause. Additionally, Mr. Pierce claims that the Company had no right to terminate him on the anniversary date of his agreement without the obligation of paying Mr. Pierce as if he were terminated without cause.  The Company believes that notice of such non-renewal was timely, and that in accordance with Mr. Pierce’s employment agreement, the Company was entitled to provide notice thirty (30) days prior to the anniversary of its intent to terminate the agreement, and no severance would therefore be due to Mr. Pierce.

The claim amount under the July 15, 2008 demand for arbitration is $300,001.

On July 18, 2008, the Company responded to the July 15, 2008 request for Arbitration from Mr. Pierce.  In its response, the Company advised that the request for arbitration was filed more than four (4) years from the date upon which Pierce knew, or should have known, of any alleged breach of contract.  Accordingly, the Company will not agree to arbitrate a time barred claim.

The Company believes it has meritorious defenses against Mr. Pierce’s claims and believes that a material loss is remote and therefore has not recorded a liability related to this matter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 14

4.
You have capitalized $107,000 of software programming costs and $263,000 of new system software and implementation costs during the period ended June 30, 2008.  Please revise your property and equipment accounting policy footnote on page F-8 to explain your accounting policies for computer software and hardware.  Please tell us, in detail, how you considered the provisions of SOP 98-2 and EITF 00-2 in determining that it was appropriate to capitalize these costs.

Company Response:

The software programming and implementation costs are third party (versus internally generated) costs related to systems software implementation.  This has been reflected in the revised property and equipment section of the summary of significant accounting policies (Footnote number 2) below. We request that the change be reflected prospectively in the Company’s next filing (June 30, 2009 Form 10-K).

Property and Equipment:  Property and equipment, including third party software and implementation costs, is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets.  Additions, improvements and renewals significantly adding to the asset value or extending the life of the asset are capitalized. Ordinary maintenance and repairs, which do not extend the physical or economic life of the property or equipment, are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the results of operations for the period. During the years ended June 30, 2008 and 2007, the Company recorded depreciation expense of $245,139 and $198,980, respectively.

Disposal Facility, page 15

5.
Please revise your filing to disclose the implications that the autoclave technology will have on your traditional incineration business.  Your disclosure should clarify the circumstances under which you would use the autoclave technology as compared to traditional incineration.  Please clarify if autoclaving meets the amended EPA Clean Air Act requirements and if you expect to replace your traditional incineration equipment with the autoclaving technology.

Company Response:

Below, please find a revision of the Disposal Facility section under Management’s Discussion and Analysis of Financial Condition and Results of Operations to reflect the implications that the autoclave technology will have on the traditional disposal and treatment business. We request that the change be reflected prospectively in the Company’s next filing (June 30, 2009 Form 10-K).

Disposal Facility

In January 2008, Company purchased its previously leased disposal facility in Carthage, Texas.  The purchase included an incinerator with a maximum capacity of thirty (30) tons per day, a 12,000 square foot building and 4.5 acres of land. The Company incinerator is currently permitted at a capacity of eleven (11) tons per day.

Additionally, the Company has executed a purchase order for a state-of-the-art autoclave system and technology capable of treating up to seven (7) tons per day of medical waste at the same facility.  Autoclaving is a process that treats medical waste with steam at high temperature and pressure to kill pathogens. The autoclave is a technology that is a cost-effective alternative to traditional incineration.  It also supplements the disposal treatment capacity of the Company and will be an integral part of the disposal operations as the Company plans to utilize both incineration and autoclave technology in its day-to-day operations.  The autoclave is expected to be placed in service by December 31, 2008 and is not impacted by the EPA amended the Clean Air Act (discussed below).

With the addition of the autoclave, the Company believes it will own one of only approximately ten (10) permitted commercial disposal facilities in the country capable of treating all types of medical waste.

The total cost of the treatment facility purchase, addition of the autoclave technology and other planned improvements at the Carthage, Texas facility is estimated to be approximately $900,000 with $458,818 incurred to date. The remainder (which consists primarily of the autoclave equipment) is expected to be incurred by December 31, 2008 consistent with the date the autoclave will be permitted and placed in service.

In November 2005, the EPA amended the Clean Air Act which will affect the operations of the incineration facility located in Carthage, Texas.  The regulation modifies the emission limits and monitoring procedures required to operate an incineration facility.  The new rules will necessitate changes to the Company’s owned incinerator and pollution control equipment at the facility or require installation of an alternative treatment method to ensure compliance.  Such change would require the Company to incur significant capital expenditures in order to meet the requirements of the regulations.  The regulation allows a minimum period of three years and a maximum of five years to comply after the date the final rule was published.  The Company has studied the amended EPA Clean Air Act and its options, and has decided in the interim to move forward with the process of adding alternative technology, autoclaving, which meets the EPA Clean Air Act requirements (see above), for medical waste disposal with plans to be fully operational by December 31, 2008 at its current facility in Carthage, Texas.  Autoclaving is a process that treats regulated waste with steam at high temperature and pressure to kill pathogens.  Combining the autoclaving with a shredding or grinder process allows the waste to be disposed in a landfill operation.  The Company believes autoclaving is environmentally cleaner and a less costly method of treating medical waste than incineration. The Company has not yet decided if and when it will incur the additional capital expenditures needed in order to meet the new regulations. The additional capital expenditures are estimated at approximately $1.4 million and would increase its permitted incineration capacity from eleven (11) tons per day to thirty (30) tons per day. Should the Company incur such additional capital expenditures, it would do so subsequent to the development and launching of a business plan designed to generate significant incremental and new revenue stream from third party medical waste services.

Quarterly Results of Operations (Unaudited), page 16

6.
You have voluntarily chose to present a table of quarterly operating results even though Item 302(c) of Regulation S-K indicates this table is not required for smaller reporting companies.  It appears the your third and fourth quarter results for the fiscal years ended June 30, 2007 and 2008 may have been negatively impacted by unusual or infrequently occurring items.  To the extent that you chose to continue to present this table in future filings please consider describing the effect of any unusual or infrequently occurring items recognized in each full quarter within the two most recent fiscal years, as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results of that quarter.

Company Response:

The Company plans to continue the voluntary disclosure. There are no unusual or infrequently occurring items during the periods presented.  The fluctuations seen in the reported quarterly data are a result of seasonality in the business.  We therefore propose no additional language be added to the existing disclosure. The comment regarding disclosure of unusual and infrequently occurring items will be addressed to the extent applicable in the future.

Critical Accounting Policies, page 16

7.
Please consider revising your filing to provide more robust disclosure of the key assumptions used by management to determine the portion of transportation and incineration element revenue to be recognized at point of sale for container systems that are not expected to be returned.  Your disclosures should include a discussion of the key assumptions used each period and how those assumptions may have changed from prior periods.  Additionally, a sensitivity analysis that shows readers how reasonably likely changes in assumptions might affect the amount of revenue you recognize each period may assist readers by providing greater transparency.

Company Response:

The Company believes that the disclosure on page 16 for revenue recognition under Critical Accounting Policies encompasses adequate disclosure regarding systems not returned as follows:

“Furthermore, through regression analysis of historical data, the Company has determined that a certain percentage of all container systems sold may not be returned. Accordingly, a portion of the transportation and incineration elements are recognized at the point of sale.”

In addition, management does not believe that a sensitivity analysis referred to in your comment is required as the percentage of containers sold that have not been returned has not materially changed in over five years.

Consolidated Financial Statements

Consolidated Statements of Income, page F-4

8.
Please revise your revenue recognition accounting policy disclosures on page F-9 to differentiate between the activities that give rise to your product revenues separate from the activities that give rise to environmental and other service revenue.  Please also consider presenting cost of products sold separately from cost of environmental and other services provided, rather than combining them into a single line item as you do in your current presentation.

Company Response:

Due to the immaterial nature of Environmental and other services revenue as compared to total Revenues (3% in both fiscal years 2008 and 2007), the Company proposes to combine both revenue line items into one (i.e., Revenues). Additionally, the percentage of service revenue to total revenues is expected to be 3% or lower in future periods. We request that the change be reflected prospectively in the Company’s next filing (June 30, 2009 Form 10-K).

9.
Please revise to provide the disclosures required by paragraph 40 of SFAS 128 for each period in which an income statement is presented.  Please also disclose how you treat restricted stock for purposes of your diluted EPS calculation.

Company Response:

Below, please find the additional disclosure that we request be reflected prospectively in the Company’s next filing (June 30, 2009 Form 10-K). Please be advised that the following disclosure has been included in the Company’s quarterly filings on Form 10-Q with the exception of the underlined verbiage noted below.

NOTE 9 - EARNINGS PER SHARE

Earnings per share are measured at two levels: basic per share and diluted per share. Basic per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted per share is computed by dividing net income (loss) by the weighted average number of common shares after considering the additional dilution related to common stock options and restricted stock. In computing diluted earnings per share, the outstanding common stock options are considered dilutive using the treasury stock method. Vested restricted shares are included in basic common shares outstanding; unvested restricted shares are included in the diluted common shares outstanding if the effect is dilutive. The following information is necessary to calculate earnings per share for the periods presented:

	Fiscal Year Ended June 30,
	2008	2007

Net income, as reported	$81,573	$784,700

Weighted average common shares outstanding	12,313,160	11,161,367
Effect of dilutive stock options	1,227,221	1,176,680
Weighted average diluted common shares outstanding	13,540,381	12,338,047

Net income per common share
Basic	$0.01	$0.07
Diluted	$0.01	$0.06

Employee stock options excluded from computation of diluted
income per share amounts because their effect would
be anti-dilutive	85,000	110,000

10.
Please revise your accounting policy footnote to disclose the types of items in cost of revenues and sales, general, and administrative expenses.  Please also indicate if you include an allocation of your depreciation and amortization in cost of revenues.  If you do not include depreciation or amortization in your cost of revenues, please revise your description of cost of revenues on the face of your statements of income and elsewhere throughout the filing to read somewhat as follows:  “Cost of revenues (exclusive of depreciation and amortization shown separately below).”  In future filings (including filings on Form 8-K), please also remove any references to gross profit or gross profit margin if you do not include a portion of your depreciation and amortization in cost of revenues.  See SAB Topic 11:B.

Company Response:

For the year ended June 30, 2008, the amount of depreciation related to the Company’s operations was $44,445. Because of its immateriality to the gross profit and gross margin of the Company, this depreciation was included in a separate line item entitled “depreciation and amortization” expense and was not allocated to cost of revenues. We propose that the Company include this allocation of depreciation to cost of sales beginning with the filing of the Company’s June 30, 2009 Form 10-K and associated financial statements.

We respectfully request additional guidance on the following portion of your comment (first sentence) noted below:

“Please revise your accounting policy footnote to disclose the types of items in cost of revenues and sales, general, and administrative expenses.”

NOTE 4 – Notes Payable and Long-Term Debt, page F-12

11.
You disclose that the maturity date of your Line of Credit Facility is March 27, 2009.  Your Form 10-Qs filed subsequent to June 30, 2008 do not appear to provide any indication that the maturity date of your Credit Agreement and Line of Credit Facility with JPMorgan Chase Bank have been extended.  Please tell us and revise your filings to describe any amendments to the maturity date of your Credit Agreement and Line of Credit Facility as well as any other significant terms.  To the extent that these agreements have not been amended to extend the maturity date, please revise your filing to describe in detail what other sources of liquidity you have available to meet your working capital needs and the terms or implications associated with using these sources of liquidity.

Company Response:

The Line of Credit Facility was extended in March of 2009 to March 31, 2010.  The Company proposes to add this disclosure to the corresponding footnote beginning with the June 30, 2009 Form 10-K and associated financial statements.

Note 5 – Income Taxes, page F-12

12.
Your reconciliation of the statutory tax rate to the effective tax rate for the year ended June 30, 2008 has an adjustment called “other” for 21.2%.  Please revise to break this adjustment out into smaller components so that users are able to more clearly understand the nature of this adjustment.  Please also revise to disclose when your net operating loss carryforwards expire.  Your current disclosure indicates that they will begin to expire in 2009 but does not indicate the ultimate expiration date.

Company Response:

Below, please find the revision of Note 5 – Income Taxes with additional disclosure of the “other” reconciling item and the disclosure of the expiration date of the net operating loss carryforwards.  We request that the revision be reflected prospectively in the Company’s next filing (June 30, 2009 Form 10-K).

NOTE 5 – INCOME TAXES

The reconciliation of the statutory income tax rate to the Company’s effective income tax rate for the years ended June 30, 2008 and 2007 are as follows:

	Year Ended June 30,
	2008	2007

Statutory rate	34.0%	34.0%
State income taxes, net	14.1%	0.0%
Meals and entertainment	25.7%	2.8%
Change in valuation allowance	(48.5%)	(34.6%)
AMT benefit from stock-based compensation	(10.2%)	0.0%
True-up of prior year accrual	(11.0%)	0.4%
	4.1%	2.6%

For the year ended June 30, 2008 state income taxes relate to the Texas Margin Tax.  The net operating loss carryforwards and other deferred tax assets are fully reserved in the valuation allowance.

At June 30, 2008, the Company had net operating loss carryforwards for income tax purposes of approximately $9.4 million.  The carryforwards will expire beginning June 30, 2009 through June 30, 2027, if not otherwise used.  There is a limitation under the Internal Revenue Code Section 382 on the Company’s net operating losses generated prior to 1998.  This limitation will cause $2.8 million of losses to expire unused.  Therefore, only $6.6 million of the Company’s net operating loss carryforwards are available for use in future years.

Note 8 – Commitments and Contingencies, page F-15

13.	Please revise to disclose the duration of your contractual obligation to purchase a minimum of $600,000 per year of IV pole products from Drive Medical.

Company Response:

The disclosure of the contractual obligation has been revised below to reflect its duration through February 2012.  We request that the change be reflected prospectively in the Company’s next filing (June 30, 2009 Form 10-K).

NOTE 8 – COMMITIMENTS AND CONTINGENCIES

Other:

In May 2007, the Company filed patent infringement lawsuits in the United States District Court for the Southern District of Texas in Houston against MediSupply, Inc. (a/k/a or f/k/a Medi-Supply Alliance, LLC and Medi-Supply, Inc. “MediSupply”) and Drive Medical Design & Manufacturing (“Drive Medical”) for infringement of three U.S. patents. The complaints allege that MediSupply and Drive Medical infringe the patents by making, selling, and offering for sale disposable IV poles which are identical to the Company’s Pitch-It ™ IV Pole.

On January 2, 2008, the Company announced the settlement of the patent dispute with MediSupply and Drive Medical.  In conjunction with the settlement, Drive Medical will be the exclusive manufacturer and Sharps will be the exclusive seller of the Sharps Pitch-It™ IV Poles. Additionally, Drive Medical and MediSupply will no longer sell IV Pole products that infringe upon Sharps’ patents. The settlement resolved all issues between the parties related to the patent litigation.  As part of the exclusivity agreement, Sharps agreed to a minimum annual purchase commitment of $600,000 in IV Pole product a year through February of 2012. The Company believes it will purchase more than $600,000 in IV Pole products from Drive Medical on an annual basis.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

14.	Please address the above comments in your interim filings as well.

Company Response:

Please refer to responses provided above.

15.	In light of your Form 8-A12B filed on March 23, 2009, please revise the cover page on your 1934 Act documents going forward to reflect the new file number of 001-34269.

Company Response:

Noted.

Note 8 – Earnings Per Share, page 8

16.
You have provided the reconciliation required by paragraph 40 of SFAS 128 for the nine months ended March 31, 2009 and 2008.  However, these disclosures should be provided for each period in which an income statement is presented.  Therefore, please revise to also provide reconciliation for the three months ended March 31, 2009 and 2008.

Company Response:

Below, please find revised Note 8 - Earnings Per Share footnote below.

NOTE 8 - EARNINGS PER SHARE

Earnings per share are measured at two levels: basic per share and diluted per share. Basic per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted per share is computed by dividing net income (loss) by the weighted average number of common shares after considering the additional dilution related to common stock options and restricted stock. In computing diluted earnings per share, the outstanding common stock options are considered dilutive using the treasury stock method. Vested restricted shares are included in basic common shares outstanding; unvested restricted shares are included in the diluted common shares outstanding if the effect is dilutive. The following information is necessary to calculate earnings per share for the periods presented:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)

Net income (loss), as reported	$1,330,349	$(83,589)	$3,520,562	$537,919

Weighted average common shares outstanding	12,905,821	12,478,315	12,802,421	12,231,333
Effect of dilutive stock options	1,177,809	-	1,071,759	1,284,545
Weighted average diluted common shares outstanding	14,083,630	12,478,315	13,874,180	13,515,878

Net income (loss) per common share
Basic	$0.10	$(0.01)	$0.27	$0.04
Dilute	$0.09	$(0.01)	$0.25	$0.04

Employee stock options excluded from computation
of diluted income (loss) per share amounts because their
effect would be anti-dilutive	10,000	150,000	10,000	150,000

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Prospects for the Future, page 13

17.
In light of the current economic environment, it appears you should provide a more robust discussion of how the downturn in the overall economy could impact you and management’s plans to address this impact.  This discussion should provide detailed information regarding your customers, recent order activity, expected trends, management’ s response for managing these events, potential future actions by management and any other detailed information that would help investors better understand how your operations, financial position and liquidity are being impacted by the current economic environment.  Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity.

Company Response:

The following paragraph reflects the disclosure of the impact, if any, of the current economic environment on the Company’s business and financial position. We request that the additional disclosure be reflected prospectively in the Company’s next filing (June 30, 2009 Form 10-K).

The Company serves many markets including, but not limited to, Healthcare, Government, Professional, Pharmaceutical, Industrial, Agriculture and Hospitality. As shown in the results for the quarter ended March 31, 2009, the Company has not experienced any downturn in its overall business, rather an increase in almost every market in which it serves. Order activity and purchase trends remain positive. Additionally, the Company, (i) expects a very strong flu shot business as a result of the recent concerns regarding the H1N1 virus (as discussed above) and (ii) will experience significant growth over the next three quarters as it continues to execute on its recently announced $40 million U.S. Government project. While the Company’s current earnings, cash flows and liquidity is strong, they are expected to increase significantly over the next three quarters. The Company currently has no debt, an undrawn $2.5 million line of credit and does not expect to raise funds (debt or equity) for the foreseeable future.

18.
Please revise to more fully explain the products and services to be provided under your $40 million contract with an agency of the United States Government.  Please also explain what “program maintenance” represents and how your revenue recognition policies for this contract differ form the policies described on page 7.  It is unclear to us how you will earn and recognize program maintenance revenues under this contract.

Company Response:

The following Prospects for the Future section of the March 31, 2009 Form 10-Q has been revised to better explain the products and services provided under the $40 million U.S. Government; also to explain what program maintenance represents as well as the related revenue recognition polices. We request that the change be reflected prospectively in the Company’s next filing (June 30, 2009 Form 10-K).

On February 2, 2009, the Company announced a $40 million contract award to provide its Sharps Medical Waste Management System (“Sharps®MWMS™”) to an agency of the United States Government. The total contract is valued at approximately $40 million and is expected to be executed over a five year period. The Company has received a purchase order for $28.5 million which represents product and services to be provided during the first contract year of which $2.9 million was billed in the quarter ended March 31, 2009. The following four option years represent payment for program maintenance (see description of Services below).

The Sharps®MWMS™, a Medical Waste Management System, is a comprehensive medical waste solution which includes an array of products and services necessary to effectively collect, store and dispose of medical waste in the alternate site market (i.e., outside of the hospital or large healthcare facility setting) . The System, which is designed for rapid deployment, features the Sharps Disposal By Mail System® products (the “Products”) combined with warehousing, inventory management, training, data and other services (the “Services”) necessary to provide a comprehensive solution. The Sharps®MWMS™ is designed to be an integral part of governmental and commercial emergency preparedness programs. The Company is actively marketing its Sharps®MWMS™ to federal, state and local agencies as well as to large corporations.

The Company recognizes revenue for the Product portion of the contract in accordance with the revenue recognition policy for the Sharps Disposal By Mail System® products as shown in Note 3 above. The Services portion of the contract, described above, is recognized as revenue as services are performed.

The Company recognized $3 million from the above mentioned contract in the quarter ended March 31, 2009.  The Company expects to recognize an additional $3 million during the quarter ending June 30, 2009 of fiscal year 2009.  Based upon the current production schedule, the Company expects to recognize revenue of about $11.5 million in the first fiscal year 2010 quarter ending September 30, 2009 and an additional $11 million of revenue in the second fiscal year 2010 quarter ending December 31, 2009.  The remaining $11.5 million is expected to be earned over the fiscal years 2011 through 2014.

The above amounts are estimates only and are subject to change. Although the Company believes the amounts above to be reasonable based upon its current project plan, it makes no assurances regarding the actual recognition of revenue by fiscal year which could vary significantly from that noted above.

Please feel free to contact me at 713-660-3514 should you have questions or require additional information.

Sincerely,

David P. Tusa
Executive Vice President and Chief Financial Officer